Exhibit 99.1

B.O.S. Better Online Solutions Ltd.

20 Freiman Street

Rishon LeZion 7535825

Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on October 24, 2019

To our Shareholders:

You are invited to attend an Annual Meeting of Shareholders of B.O.S. Better Online Solutions Ltd. (the “Company”) to be held at the Company’s offices, at 20 Freiman Street, Rishon LeZion, Israel on October 24, 2019 at 4:00 P.M. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.      To amend the Company’s Articles of Association to give effect to the following:

•        A change in the Board members nomination mechanism such that directors shall be elected only at the Company’s annual shareholders meeting, and not at a special meeting

•        Introducing a classified board nomination mechanism, according to which, every year only a 1/3 of the Board members will be nominated and elected

•        A change in the size of the Board, to consist of between 4 and 7 directors

•        The annual shareholders meeting may remove a director by a vote 65% of the shareholders actually voting at the shareholders meeting

•        Amendments to the Articles of Association with respect to the Board composition shall require the approval of 65% of the shareholders actually voting at the shareholders meeting

2.      To approve the change in the Company’s name to BOS Ltd and effect corresponding amendments to the Company’s Memorandum of Association and Articles of Association.

3.      To re-elect and elect (as applicable), the following to serve as directors on the Company’s Board of Directors, for such terms as set forth below (subject to approval of proposal 1), and until their successors have been duly elected and qualified:

a.      Yosi Lahad — for a term of 3 years

b.      Ziv Dekel — for a term of 3 year;

c.      Odelia Levanon — for a term of 2 years;

d.      Revital Cohen — for a term of 2 years;

e.      Ralph Sassun — for a term of 1 year;

f.       Michael Osborne — for a term of 1 year.

In the event proposal 1 is not adopted, the term of service of the elected or re-elected directors shall be one year and until their successors have been duly elected and qualified.

4.      To approve the New Compensation Policy.

5.      To approve the 2019 Compensation Plans of the Company’s Executive Officers.

6.      To approve the Directors’ compensation for non-employee directors (excluding the Chairman), for the term of their tenure.

7.      To approve the 2019-2021 compensation plan for the Company’s Chairman

8.      To ratify and approve liability insurance covering the Company’s directors and officers, as described in the Proxy Statement.

9.      To appoint Fahn Kanne & Co. Grant Thornton Israel, as the Company’s Independent Auditors for the year ending December 31, 2019, and for such additional period until the next annual general meeting of shareholders.

10.    To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2018.

The Board of Directors has fixed the close of business on September 16, 2019 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

Proposal 1 is a special resolution, which requires the affirmative vote of the holders of 65% of the Ordinary Shares present, or represented, and voting thereon at the Meeting. The votes of all shareholders voting on the matter will be counted.

Proposal 2 is a special resolution, which requires the affirmative vote of the holders of 75% of the Ordinary Shares present, or represented, and voting thereon at the Meeting. The votes of all shareholders voting on the matter will be counted.

Proposals 3, 6, 7, 8 and 9 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposals 4 and 5 are special resolutions, which require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

“Controlling” for the purpose of the preceding paragraph, means the ability to direct the acts of the Company. Any person holding twenty five percent (25%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

A “personal interest” is defined as a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a personal interest in connection with a certain proposal. If any shareholder casting a vote does not explicitly indicate on the proxy card that he, she or it has a personal interest with respect to a certain proposal where such indication is required, then the vote on the applicable proposal shall not be counted.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2018 described in proposal 10 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present, kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith. The presence, in person or by proxy, of at least two shareholders holding at least 33⅓% of the voting rights, will constitute a quorum at the Meeting.

Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

Position Statements.    Shareholders may send the Company position statements on an agenda item in English, no later than October 14, 2019.

By Order of the Board of Directors,

Yosi Lahad,

Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

B.O.S. Better Online Solutions Ltd.

20 Freiman Street

Rishon LeZion 7535825

Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on October 24, 2019

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 80.00 nominal value (the “Ordinary Shares”), of B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the Company’s offices at 20 Freiman Street, Rishon LeZion, Israel on October 24, 2019 at 4:00 P.M. local time, and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.      To amend the Company’s Articles of Association to give effect to the following:

•        A change in the Board members nomination mechanism such that directors shall be elected only at the Company’s annual shareholders meeting, and not at a special meeting

•        Introducing a classified board nomination mechanism, according to which, every year only a 1/3 of the Board members will be nominated and elected

•        A change in the size of the Board, to consist of between 4 and 7 directors

•        The annual shareholders meeting may remove a director by a vote 65% of shareholders actually voting at the shareholders meeting

•        Amendments to the Articles of Association with respect to the Board composition shall require the approval of 65% of the shareholders actually voting at the shareholders meeting

2.      To approve the change the Company’s name to BOS Ltd and effect corresponding amendments to the Company’s Memorandum of Association and Articles of Association.

3.      To re-elect and elect (as applicable), the following to serve as directors on the Company’s Board of Directors, for such terms as set forth below (subject to approval of proposal 1), and until their successors have been duly elected and qualified:

a.      Yosi Lahad — for a term of 3 years

b.      Ziv Dekel — for a term of 3 year;

c.      Odelia Levanon — for a term of 2 years;

d.      Revital Cohen — for a term of 2 years;

e.      Ralph Sassun — for a term of 1 year;

f.       Michael Osborne — for a term of 1 year.

In the event proposal 1 is not adopted, the term of service of the elected or re-elected directors shall be one year and until their successors have been duly elected and qualified.

4.      To approve the New Compensation Policy.

5.      To approve the 2019 Compensation Plans of the Company’s Executive Officers.

6.      To approve the Directors’ compensation for non-employee directors (excluding the Chairman), for the term of their tenure.

7.      To approve the 2019-2021 compensation plan for the Company’s Chairman

8.      To ratify and approve liability insurance covering the Company’s directors and officers, as described in this Proxy Statement.

9.      To appoint Fahn Kanne & Co. Grant Thornton Israel, as the Company’s Independent Auditors for the year ending December 31, 2019, and for such additional period until the next annual general meeting of shareholders.

10.    To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2018.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby shall be voted in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated (but the shareholder did indicate that it does not have a personal interest where required), then in accordance with the recommendations of the Board of Directors. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of the Annual General Meeting of Shareholders enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy card to shareholders on or about September 17, 2019. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote. Only holders of record of Ordinary Shares at the close of business on September 16, 2019 are entitled to notice of and to vote at the Meeting. The Company had 4,257,790 Ordinary Shares issued and outstanding on August 31, 2019. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33⅓% of the voting rights, will constitute a quorum at the Meeting.

Votes Required.

Proposal 1 is a special resolution, which requires the affirmative vote of the holders of 65% of the Ordinary Shares present, or represented, and voting thereon at the Meeting. The votes of all shareholders voting on the matter will be counted.

Proposal 2 is a special resolution, which requires the affirmative vote of the holders of 75% of the Ordinary Shares present, or represented, and voting thereon at the Meeting. The votes of all shareholders voting on the matter will be counted.

Proposals 3, 6, 7, 8 and 9 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposals 4 and 5 are special resolutions, which require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

“Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company. Any person holding twenty five percent (25%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

A “personal interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a personal interest in connection with a certain proposal. If any shareholder casting a vote does not explicitly indicate on the proxy card that he, she or it has a personal interest with respect to a certain proposal where such indication is required, then the vote on the applicable proposal shall not be counted.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2018 described in proposal 10 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

Position Statements. Shareholders may send the Company position statements on an agenda item in English, no later than October 14, 2019.

By Order of the Board of Directors,

Yosi Lahad,

Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

I.     PRINCIPAL SHAREHOLDERS; EXECUTIVE COMPENSATION

As of August 31, 2019, to the best of the Company’s knowledge, there was no person that was a beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares.

Summary Compensation Table

The following table outlines the compensation granted to our most highly compensated office holders during or with respect to the year ended December 31, 2018.

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, equity-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car and social benefits paid to or earned by each listed executive during the year ended December 31, 2018.

Name	Position	Salary Cost	Bonus	Value of Equity Awards	Other Compensation*	Total
Avidan Zelicovsky	President and head of the Supply Chain division	$213,862	$21,412	$17,197	$27,998	$280,469
Yuval Viner	Co-CEO and head of Intelligent Robotics and & RFID division	$213,862	$21,412	$17,197	$11,753	$264,224
Eyal Cohen	Co-CEO and CFO	$213,862	$21,412	$15,300	$5,708	$256,282
Uzi Parizat	VP Sales & Marketing, Intelligent Robotics and RFID division	$152,139	$15,421	$—	$15,695	$183,255
Hagit Eliyahu	VP, Supply Chain Division	$82,875	$64,234	$—	$18,267	$165,376

____________

*        car expenses.

II.     RESOLUTIONS

1.     AMENDMENT OF THE COMPANY’S ARTICLES OF ASSOCIATION

The Company’s Board of Directors has resolved to adopt an amendment to the Articles of Association of the Company, in the form attached hereto as Exhibit A.

The amendment to the Articles of Association of the Company is to give effect to the following:

•        A change in the Board members nomination mechanism such that directors shall be elected only at the Company’s annual shareholders meeting, and not at a special meeting

•        Introducing a classified board nomination mechanism, according to which, every year only a 1/3 of the Board members will be nominated and elected

•        A change in the size of the Board, to consist of between 4 and 7 directors

•        The annual shareholders meeting may remove a director by a vote 65% of the shareholders actually voting at the shareholders meeting

•        Amendments to the Articles of Association with respect to the Board composition shall require the approval of 65% of the shareholders actually voting at the shareholders meeting

As of the date of this Proxy Statement, the Board consists of a single class of directors. All of the Company’s directors are elected at each annual meeting of Shareholders unless a vacancy occurs during the year and the Board appoints a candidate to fill the vacancy. All of the directors may be removed, with or without cause, by a majority of the voting power of the Company. The proposed amendment to the Articles of Association would classify the Board into three separate classes, as nearly equal in number as possible, with one class being elected each year to serve a staggered three-year term and would provide that directors could only be removed at an annual shareholders meeting by a vote 65% of the shareholders actually voting at the shareholders meeting.

The members in each class would be elected at the annual meeting. The directors initially elected in Class I (Ralph Sassun and Michael Osborne) would serve until the next annual meeting of Shareholders in 2020 or until their respective successors have been elected and have qualified, or until their earlier death, resignation, retirement or removal. The directors initially elected in Class II (Odelia Levanon and Revital Cohen) would serve until the annual meeting of Shareholders in 2021 or until their successors have been elected and have qualified, or until their earlier death, resignation, retirement or removal. The directors initially elected in Class III (Yossi Lahad and Ziv Dekel) would serve until the annual meeting of Shareholders in 2022 or until their successors have been elected and have qualified, or until their earlier death, resignation, retirement or removal. Beginning with the election of directors to be held at the year 2020 annual meeting of Shareholders, the class of directors to be elected in such year would be elected for a three-year term, and at each successive annual meeting, the class of directors to be elected in such year would be elected for a three-year term so that the term of office of one class of directors shall expire in each year.

The proposed amendment further provides that the appointment by the Board of a candidate to fill a vacancy and/or of one additional director requires a unanimous vote of the Board.

Approval of a Classified Board of Directors

To preserve the classified board structure, the proposed amendment to the Articles of Association also provides (i) a change in the Board members nomination mechanism such that directors shall be elected only at the Company’s annual shareholders meeting, and not at a special meeting, (ii) the annual shareholders meeting may remove a director by a vote 65% of the shareholders actually voting at the shareholders meeting, and (iii) amendments to the Articles of Association with respect to the Board composition shall require the approval of 65% of the shareholders actually voting at the shareholders meeting.

Unless a director is removed or resigns, three annual elections are needed to replace all of the directors on the classified Board. The classified board amendment may, therefore, discourage an individual or entity from acquiring a significant position in the Company’s stock with the intention of obtaining immediate control of the Board. If this Proposal 1 is adopted, these provisions will be applicable to each annual election of directors, including the elections following any change of control of the Company.

The Company is not aware of any present third-party plans to gain control of the Company, and the classified board amendment is not being recommended in response to any such plan. Rather, the Board is recommending the classified board amendment as part of its periodic review of the Company’s corporate governance mechanism and to assist in assuring fair and equitable treatment for all of the Company’s shareholders in hostile takeover situations.

Advantages of the Proposed Amendment to the Articles of Association

The proposed amendment to the Articles of Association is designed to assure continuity and stability in the Board’s leadership and policies by ensuring that at any given time a majority of the directors will have prior experience with the Company and, therefore, will be familiar with its business and operations. The Company has not experienced continuity problems in the past, and the Board wishes to ensure that this experience will continue. In April 2019, the Company was required by an activist shareholder representing voting power of about 6% to convene a special shareholders meeting for the purpose of replacing the entire board of the Company. The Company’s shareholders voted against the activist shareholder’s proposal, but the process adversely interfered with the ongoing management of the Company and subjected the Company to significant costs. The Board believes that the stability in the Board of Directors’ leadership and policies in the past has helped to promote the creation of long-term shareholder value. The Board also believes that the proposed amendment to the Articles of Association will assist the Board in protecting the interests of the Company’s shareholders in the event of an unsolicited offer for the Company by encouraging any potential acquirer to negotiate directly with the Board.

Disadvantages of the Proposed Amendment to the Articles of Association

The proposed amendment to the Articles of Association may increase the amount of time required for a takeover bidder to obtain control of the Company without the cooperation of the Board, even if the takeover bidder were to acquire a majority of the voting power of the Company’s outstanding Ordinary Shares. Without the ability to obtain immediate control of the Board, a takeover bidder will not be able to take action to remove other impediments to its acquisition of the Company. Thus, the proposed amendment to the Articles of Association could discourage certain takeover attempts, perhaps including some takeovers that shareholders may feel would be in their best interests.

The amendment to the Articles of Association shall come into full force and effect once duly approved and adopted at the Meeting.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve and adopt the amendment to the Articles of Association of the Company’s, in the form attached hereto as Exhibit A.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

2.     CHANGE OF NAME TO BOS LTD

In order to better reflect the Company’s current business activities, the Company’s Board of Directors has resolved to change the name of the Company from B.O.S Better Online Solutions Ltd. to BOS Ltd. A change of name requires an amendment to the Company’s Memorandum of Association of the Company and Article of Association. The form of amended Memorandum of Association is attached as Exhibit B hereto.

Subject to the approval by the shareholders meeting, the change in the Company’s name shall come into full force and effect upon approval by the Israeli Registrar of Companies.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the change of the Company’s name to BOS Ltd and effect a corresponding amendment to the Company’s Memorandum of Association and Articles of Association”.

Vote Required

The affirmative vote of the holders of 75% of the Ordinary Shares present, or represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the foregoing resolution

3.     ELECTION OF DIRECTORS

At the Meeting, the shareholders are requested to re-elect and elect (as applicable), subject to approval of proposal 1 above, the following to serve as directors on the Company’s Board of Directors, for such terms as set forth below, and until their successors have been duly elected and qualified:

a.      Yosi Lahad — for a term of 3 years

b.      Ziv Dekel — for a term of 3 year;

c.      Odelia Levanon — for a term of 2 years;

d.      Revital Cohen — for a term of 2 years;

e.      Ralph Sassun — for a term of 1 year;

f.       Michael Osborne — for a term of 1 year.

In the event proposal 1 is not adopted, the term of service of the elected or re-elected directors shall be one year and until their successors have been duly elected and qualified.

Regulation 5D of the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000 provides that a public company with securities listed on the Nasdaq Capital Market and has no controlling shareholder, may elect to be exempt from the requirements under the Companies

Law, 5759-1999 (the “Companies Law”), to appoint external directors or regarding the composition of the audit and compensation committees. The exemption is available, provided the company satisfies the requirements applicable to domestic US issuers in these matters. On October 16, 2017 our Board of Directors established that we comply with the requirements applicable to US issuers listed on Nasdaq in connection with a majority of independent directors on the Board of Directors and with the composition of each of the audit committee and compensation committee, and determined to adopt the exemption. Consequently, the Company’s Board of Directors does not include external directors as defined under the Companies Law.

The Company’s Articles of Association currently provide that the number of directors in the Company shall be determined from time to time by the annual general meeting, provided that it shall neither be less than four (4) nor more than eleven (11). Subject to approval of the proposal No 1. above, the Company’s Articles of Association will provide that the number of directors in the Company shall be determined from time to time by the annual general meeting, provided that it shall neither be less than four (4) nor more than seven (7).

The Companies Law provides that a nominee for a position of a director shall have declared to the Company that he or she complies with the qualifications prescribed by the Companies Law for appointment as a director. All of the proposed nominees have declared to the Company that they comply with such qualifications.

The six nominees named in this proposal 3, if elected, shall each hold office for such terms as set forth above, and until their successors have been duly elected and qualified, unless any office is vacated earlier. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

Name	Age	Position
Mr. Yosi Lahad(1)	64	Chairman of the Board of Directors
Mr. Michael Osborne	49	Director
Ms. Odelia Levanon(2)	56	Director
Mr. Ziv Dekel(3)	54	Director
Ms. Revital Cohen(4)	43	Director
Mr. Ralph Sassun(5)(6)	50	Director

____________

(1)      Mr. Yosi Lahad holds options to purchase 25,500 of the Company’s Ordinary Shares, which he received upon his appointment as a director.

(2)      Ms. Odelia Levanon holds 379 of the Company’s Ordinary Shares, which she received as director’s fee. In addition, Ms. Levanon holds options to purchase 7,875 of the Company’s Ordinary Shares, which she received upon her appointment as a director.

(4)      Mr. Ziv Dekel holds 5,000 Company’s Ordinary Shares, which he purchased on the market and an additional 5,000 Company’s Ordinary Shares resulting from the exercise of options. Mr. Dekel also holds options to purchase 7,500 of the Company’s Ordinary Shares, which he received upon his appointment as a director.

(5)      Ms. Revital Cohen holds 10,000 Company’s Ordinary Shares, which she purchased on the market. Ms. Cohen also holds options to purchase 5,000 of the Company’s Ordinary Shares, which she received upon her appointment as a director. Ms. Cohen is a sister-in-law of Mr. Eyal Cohen, the Company’s Co-CEO and CFO.

(6)      Mr. Ralph Sassun holds 18,000 Company’s Ordinary Shares, which he purchased on the market. In addition, Mr. Sassun holds options to purchase 7,500 of the Company’s Ordinary Shares, which he received upon his appointment as a director.

Mr. Yosi Lahad has joined our Board of Directors on April 13, 2014 and was appointed as Chairman in January 26, 2015. Mr. Lahad has extensive interdisciplinary practical and academic knowledge and vast experience in restructuring processes and strategic alliances. Mr. Lahad has led as CEO or Chairman several technology companies from early stage to growth and led several M&A events in the United States, Israel and China. Mr. Lahad provides strategic and business development services to global companies in a variety of industries including communications, IT, energy, water, Homeland security & robotics. Mr. Lahad serves as an Active Chairman or Board member of several companies such as JPI Group China, a leading strategic planning firm for companies entering the Chinese market, Interactive Companion, a robotics, AI and ML based system for Elderly care, and NextWave Robotics among others. Previously, Mr. Lahad served as the country Managing Director of Tadiran’s operations in China and as a Division VP at ELBIT Systems. Mr. Lahad had been a faculty member/Adjunct Professor lecturing on strategy of emerging companies and innovation at the Interdisciplinary Center (a joint program with Wharton school of business at University of Pennsylvania) and at Tel-Aviv University from 2005. Mr. Lahad holds a BSc. in engineering from the Technion, an MSc. in engineering from the University of Texas (UTA) and an MBA from Tel Aviv University.

Ms. Odelia Levanon joined our Board of Directors in November 2015. Ms. Levanon served as the Chief Information Officer of Irani Group, a leading Israeli importer and wholesaler of fashion brands from 2014 to September 2017. Ms. Levanon has served as the Chief Executive Officer of a venture capital fund, from 2012 to 2014 and as the Chief Information Officer and head of the technology division of Mega retail from 2000 to 2012. She also serves as a board member of the Old Jaffa Development Company Ltd. and has served as a member of the Board of You — loyalty club from 2008 to 2012. Since 2016, Ms. Levanon is a lecturer on management in the field of information systems in the Israel Academic College in Ramat Gan. Ms. Levanon holds an M.Sc. in Computer Sciences and a B.Sc. in Mathematics and Computer Sciences, both from Tel Aviv University.

Mr. Ziv Dekel joined our Board of Directors on June 29, 2015. Mr. Dekel has over 25 years of management and strategic counseling experience. Since 2010, Mr. Dekel provides strategic advisory services to various business entities. In 1989, Mr. Dekel joined Shaldor Strategy Counseling as an analyst, and from 2002 through 2010 served as Shaldor’s CEO and Managing Partner. Mr. Dekel holds a BA in Economics and an MBA, both from Tel-Aviv University.

Ms. Revital Cohen joined our Board of Directors on December 2017. Since 2011, Ms. Cohen has been a consultant to companies in various fields such as business planning, finance, IT and human resources. Prior to 2011, Ms. Cohen was a senior consultant with Step Economic Consulting Ltd. Ms. Cohen holds a bachelor’s degree in Sociology and Education, and master’s degree in Organizational Studies from the Hebrew University in Jerusalem. Ms. Cohen is a sister-in-law of Mr. Eyal Cohen, the Company’s Co-CEO and CFO.

Mr. Ralph Sassun joined our Board of Directors in January 2019. Mr. Sassun brings extensive experience in international finance. He served as the Head of Treasury for Zim Integrated Shipping Services Ltd (TASE: ILCO) from 2010 through 2014 and as Director of Economics & Treasury for Ceragon Networks Ltd. (NASDAQ&TASE: CRNT) during 2002-2009. Currently, Mr. Sassun serves as the CFO and COO of Inovytec Medical Solutions Ltd. Mr. Sassun holds a BA and an MA in Economics and Statistics from The Hebrew University of Jerusalem, as well as an MBA from Tel-Aviv University.

Mr. Michael Osborne is a new nominee to our Board of Directors. Since 2004 Mr. Osborne has been serving in senior managerial positions, mainly in the operational, financial and corporate fields. Mr. Osborne currently serves as a Partner at Mirus Capital Advisors and as a director and a member of the Nominating & Governance Committee of IEC Electronics. From 2017 to 2019 Mr. Osborne served as the Chief Revenue Officer of Angelica Corporation. Mr. Osborne served as a senior vice president at Steel Partners from 2016 to 2017, and as a senior vice president of corporate development at Sparton Corporation from 2009 to 2016. Mr. Osborne holds a bachelor’s degree in science with a Major in Manufacturing Systems Engineering and a Minor in Management Sciences from GMI Engineering & Manufacturing Institute (now Kettering University). Mr. Osborne also holds a master’s of Jurisprudence in Business Law from Loyola University’s Chicago School of Law.

Compensation of Directors and Officers

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2018:

	Salaries, Directors’ fees, Service fees, Commissions and Bonus	Pension, Retirement and Similar benefits
All directors and officers as a group (then 8 persons)	$805,000	$89,000

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, To re-elect and elect (as applicable), subject to approval of proposal 1 of this Meeting, the following to serve as directors on the Company’s Board of Directors, for such terms as set forth below, and until their successors have been duly elected and qualified:

a.      Yosi Lahad — for a term of 3 years

b.      Ziv Dekel — for a term of 3 year;

c.      Odelia Levanon — for a term of 2 years;

d.      Revital Cohen — for a term of 2 years;

e.      Ralph Sassun — for a term of 1 year;

f.       Michael Osborne — for a term of 1 year.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

4.     APPROVAL OF THE NEW COMPENSATION POLICY

Pursuant to the Companies Law, a Company’s compensation policy (the “Compensation Policy”) is subject to the approval by shareholders’ special majority, and is to be reviewed and re-approved at least once every three years. The shareholders’ special majority requires the affirmative vote of a majority of the shares present, excluding controlling shareholders. The Company’s existing Compensation Policy was adopted and approved by the shareholders on July 18, 2018.

The Company’s Compensation Committee and Board of Directors have resolved to adopt the New Compensation Policy (the “New Compensation Policy”) for the Company’s directors and officers, in the form attached hereto as Exhibit C.

The New Compensation Policy varies from the current Compensation Policy in the following aspects:

(a)     Allowing a special bonus of up to 2 salaries for outstanding personal achievement as opposed to up to 1 salary under the current Compensation Policy;

(b)    Allowing for approval of directors fees for a three-year period.

(c)     Allowing for the Company to purchase a directors’ and officers’ liability insurance policy, at an annual premium of $75,000, as opposed to $34,000.

The New Compensation Policy is aligned with the Company’s goals, business plan and long term objectives and creates appropriate incentives for the Company’s officers, considering the Company’s size, scope of operations and risk management policy.

The New Compensation Policy shall come into full force and effect once duly approved and adopted at the Meeting.

Following approval by the Company’s Compensation Committee and the Board of Directors, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve and adopt the new Compensation Policy for the Company’s directors and officers, in the form attached hereto as Exhibit C.”

Vote Required

Under the Companies Law, the approval of this resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

5     2019 COMPENSATION PLANS OF THE COMPANY’S EXECUTIVE OFFICERS

Our Compensation Committee and Board of Directors have approved year compensation plans for the Co-Chief Executive Officer, Yuval Viner, the Co-Chief Executive Officer and Chief Financial Officer, Eyal Cohen, and the Company’s President, Avidan Zelicovsky (each, an “Executive Officer”), for the fiscal year 2019. The 2019 compensation plans include, in addition to the Salary (as defined below), a bonus plan, comprised of payment in cash, options or Ordinary Shares, as provided below and a grant of options.

The Board of Directors has structured the bonus plan on the basis of a combination of the following measurements and targets, acknowledging it as the most appropriate structure for the Company for the foreseeable future, as the Company seeks to grow both its revenues and profitability. The following table shows the proposed compensation per target for each Company’s Executive Officer:

Measurement	2019 Target that Entitles to a Bonus	Bonus Payable Upon Achievement
Non GAAP Net Profit	A net profit that exceeds $1,300,000, on a non-GAAP basis (after reflecting the cost of the bonus).	One monthly salary* (approximately $12,500)

____________

*        For each of Yuval Viner and Eyal Cohen the annual and, if applicable, special bonus shall be paid in shares at a price per share calculated on the basis of the weighted average closing price of the Company’s shares on NASDAQ during the 20 trading days preceding the date of the approval of the annual financial statements of the Company for 2019. The bonus of Avidan Zelicovsky shall be paid in cash (up to an amount of two monthly salaries) and the excess bonus, if any, shall be paid in shares at the price per share described above.

In addition, in special circumstances, the Board of Directors may grant the officers a bonus irrespective of the achievements of the net profit targets, provided such bonus is capped at 2 salaries (subject to the approval of the New Compensation Policy — proposal no. 4 above). The Board of Directors may reduce any bonus payable to an Executive Officer by up to 20%, at its discretion.

Under the existing employment agreement each Executive Officer is entitled to a gross monthly base salary of NIS 44,472 (approximately $12,500) linked to the CPI known at the shareholders meeting (provided, however, that the base salary shall not be reduced as a result of a CPI decrease), plus customary benefits which include, among others, managers’ insurance, education fund, car expenses and long-term disability insurance (the “Salary”).

In addition to the bonus plan, the shareholders are asked to approve a grant to each of the Co-Chief Executive Officer and Chief Financial Officer, Eyal Cohen, and the Company’s President, Avidan Zelicovsky options to purchase 40,000 of the Company’s Ordinary Shares. The options shall be granted pursuant to the Company’s 2003 Israeli Stock Option Plan and have the following terms:

•        Exercise price:    the weighted average closing price of the Ordinary Shares on the NASDAQ during the 20 trading days preceding the date of the approval of the proposed grant by the Meeting.

•        Vesting schedule:    the options will vest and become exercisable over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the of the date of approval of the grant by the shareholders of the Company, provided that the applicable Executive Officer is still engaged with the Company at the applicable vesting date.

•        The options shall expire on the fifth anniversary of the date of approval by the Meeting.

•        Payment of the exercise price must be made in full upon exercise of the options, by cash or check or cash equivalent, or by the assignment of the proceeds of a sale of some or all of the Ordinary Shares being acquired upon exercise of options, or by any combination of the foregoing.

The proposed compensation for each Executive Officer complies with the Company’s current and New Compensation Policy.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve the bonus plan and the grant of options included in the 2019 Compensation Plans of the Company’s Executive Officers, as described in this Proxy Statement”.

Vote Required

Under the Companies Law, the approval of this resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

6.     APPROVAL OF DIRECTORS’ COMPENSATION FOR NON-EMPLOYEE DIRECTORS (EXCLUDING THE CHAIRMAN)

Shareholders are asked to approve that members of the Board who are not employees or service providers of the Company (excluding the Chairman), as shall be elected from time-to time, shall receive compensation, comprised of a cash payment and a grant of options for directors, as follows:

•        Annual compensation in a total amount of NIS 29,270 (approximately $ 8,360) shall be paid in cash on a quarterly basis and an additional NIS 2,175 (approximately $ 620) for each Board and Board committee meeting attended (or 60% of the attendance fee for a Board meeting held via teleconference or 50% of such fee for a meeting held without convening).

•        Grant of 7,500 options to purchase Ordinary Shares corresponding to three years of service on the Board. The Options shall be granted to those directors elected for the first time or re-elected by the shareholders, provided that a director shall not receive an additional grant unless three years have lapsed since the previous grant of options to such director. The Grant Date will be the date of approval of appointment or reappointment of the director by the shareholders meeting and, if applicable, every 3-year anniversary of the previous grant (assuming continued service on the Board). For the avoidance of doubt, a grant of options may occur in the middle of the term of a director.

The options shall be granted pursuant to the Company’s 2003 Share Option Plan and have the following terms:

•        Exercise price:    the weighted average closing price of the Ordinary Shares on the NASDAQ during the 20 trading days preceding the Grant Date.

•        Vesting schedule:    the options will vest and become exercisable over a period of three years, in three equal parts, such that one third of the options shall vest on each of the first, second and third anniversary of the Grant Date, provided that the director is still serving on the Company’s Board of Directors at the applicable vesting date.

•        The options shall expire on the fifth anniversary of the Grant Date.

•        Payment of the exercise price must be made in full upon exercise of the options, by cash or check or cash equivalent, or by the assignment of the proceeds of a sale of some or all of the Ordinary Shares being acquired upon exercise of options, or by any combination of the foregoing.

•        The options are exercisable only by the director, and may not be assigned or transferred except following approval of the Company’s Audit Committee or Compensation Committee, as applicable, by will or by the laws of descent and distribution. The options shall be exercisable during the term the director holds office (up to five years) or within 60 days following termination of this position, with certain exceptions in the case of the death or disability.

•        The proposed compensation complies with the Company’s existing Compensation Policy and New Compensation Policy.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve the Directors’ Compensation for directors who are not employees of service providers (excluding the Chairman), as described in this Proxy Statement, for the term of their tenure.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

7     APPROVAL OF THE 2019-2021 COMPENSATION PLAN FOR THE COMPANY’S CHAIRMAN

Shareholders are asked to approve a compensation plan for the Company’s Chairman, Mr. Yosi Lahad, for the fiscal years 2019-2021.

The compensation plan is comprised of an annual payment of NIS 120,000 (approximately $34,000), paid in cash in each year of service on the Board and a grant of 25,000 options to purchase Ordinary Shares.

The Grant Date of the options shall be on the second anniversary of the date of approval of this resolution by the shareholders (at which time, three years will have lapsed since the previous grant of options to Mr. Lahad). The option terms shall be the same terms as described above for the options granted to Non-Employee Directors (provided that vesting shall be subject to holding the office of Chairman on the applicable date). The Chairman shall not be entitled to any additional compensation for participation in Board or committee meetings (i.e. attendance fees).

The proposed compensation for the Chairman complies with the Company’s current and new compensation policy.

The Compensation Committee and the Board of Directors approved the terms of the compensation plan for the Active Chairman described above.

At the Meeting, the Board of Directors proposes that the following resolutions be adopted:

“RESOLVED, to approve the compensation plan for the Chairman, as described in this Proxy Statement”.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

8.     APPROVAL AND RATIFICATION OF LIABILITY INSURANCE FOR DIRECTORS AND OFFICERS

Under Israeli law, the insurance of directors is required to be approved by the Compensation Committee, Board of Directors and shareholders. The Company’s Compensation Committee and Board of Directors have ratified and approved the Company’s directors’ and officers’ existing liability insurance policy, with liability coverage of $5 million per event and per period, at an annual premium of up to $75,000 (the “Policy”).

The Company’s Compensation Committee and Board of Directors believe that it is in the Company’s best interests of the Company to provide our directors and officers liability insurance coverage to enable us to attract and retain highly qualified directors and officers from time to time.

Shareholders are asked to ratify and approve the Company’s directors’ and officers’ liability insurance policy, with liability coverage of $5 million per event and per period, at an annual premium of $75,000. In addition, the shareholders are asked to ratify and approve any renewal and/or extension of the Policy, and the purchase of any other directors’ and officers’ insurance policy upon the expiration of the Policy from the same or a different insurance company, provided that such renewal, extension or substitution is on terms substantially similar to or more favorable than those of the then effective insurance policy, and that the annual premium does not exceed an amount representing an increase of either 25% in any year, as compared to the previous year, or cumulatively for the number of years since the last such increase. The approval will apply to current directors and officers and any future directors and officers who may serve from time to time.

The proposed insurance complies with the provisions of the Company’s New Compensation Policy.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, that the liability insurance coverage and any renewals, extensions or substitutions, in accordance with the terms described in this Proxy Statement, for the benefit of all current and future directors and officers of the Company who may serve from time to time, be and hereby is approved.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

9.     APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors recommends that the shareholders appoint Fahn Kanne & Co. Grant Thornton Israel (“Fahn Kanne”), as the independent auditors of the Company for the year ending December 31, 2019, and for such additional period, until the next annual general meeting of shareholders. Fahn Kanne have served as the Company’s independent auditors since 2017, having replaced in this role Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“E&Y”).

Pursuant to Section 24.2 to the Company’s Articles of Association, the auditor fees are set by the Company’s Board of Directors.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to E&Y during 2017 and to Fahn Kanne during 2017 and 2018. All of such fees were pre-approved by our audit committee.

	Year Ended December 31, 2018		Year Ended December 31, 2017
	Amount	Percentage	Amount	Percentage
Audit Fees – Fahn Kanne(1)	$64,000	91%	$52,000	63%
Audit Fees – E&Y(1)	$—	—%	$8,000	10%
Tax Fees – Fahn Kanne(2)	$3,500	5%	$—	—%
Tax Fees – E&Y(2)	$—	—%	$5,000	6%
All Other Fees – Fahn Kanne(3)	$—	—%	$12,000	15%
All Other Fees – E&Y(3)	$3,000	4%	$5,000	6%
Total	$70,500	100%	$82,000	100%

____________

(1)      Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit and audit services provided in connection with other statutory or regulatory filings.

(2)      Tax fees are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions

(3)      Other fees are fees for professional services other than audit or tax related fees.

Audit Committee’s pre-approval policies and procedures:

The Audit Committee is responsible for the oversight of the independent auditors’ work, including the approval of services provided by the independent auditors. These services may include audit, audit-related, tax or other services, as described above. On an annual basis, the audit committee may pre-approve audit and non-audit services to be provided to the Company by its auditors, and set a budget for such services. Additional services not covered by the annual pre-approval may be approved by the Audit Committee on a case-by-case basis as the need for such services arises. Any services pre-approved by the Audit Committee must be permitted by applicable law.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that Fahn Kanne be, and they hereby are, appointed as independent auditors of the Company for the year ending December 31, 2019 and for such additional period until the next annual general meeting of shareholders.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

10     REVIEW OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2018 will be presented for review. The Company’s Audited Consolidated Financial Statements were filed by the Company with the U.S. Securities and Exchange Commission on Form 20-F on April 1, 2019, and appear on its website: www.sec.gov as well as on the Company’s website: www.boscorporate.com. These financial statements are not a part of this Proxy Statement. This item will not involve a vote of the shareholders.

OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

Shareholder Proposals for the Annual Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law. For a shareholder proposal to be considered for inclusion in the Meeting, we must receive the written proposal in English at our offices no later than September 24, 2019.

By Order of the Board of Directors,

Yosi Lahad,

Chairman of the Board of Directors

September 11, 2019

Exhibit A

~~B.O.S BETTER ON-LINE SOLUTIONS~~BOS LTD.

ARTICLES OF ASSOCIATION

IN ACCORDANCE WITH THE COMPANIES LAW, 5759-1999

1.      The Company’s Name

The Company’s name is “~~B.O.S Better On-Line Solutions~~BOS Ltd”. (amended October 2019)

2.      The Company’s Objects

The Company’s object is to engage in any legal business.

3.      Interpretation

3.1      Everything mentioned in the singular shall include the plural and vice versa, and everything mentioned in the masculine shall include the feminine and vice versa.

3.2      Unless these articles include special definitions for certain terms, every word and expression herein shall bear the meaning attributed thereto in the Companies Law, 5759-1999 (hereinafter referred to as ~~“~~the “Companies Law”), unless the context otherwise admits.

3.3      For the avoidance of doubt, it is expressed that in respect of matters regulated in the Companies Law such that it is possible to qualify the arrangements in respect thereof in articles, and these articles do not include in respect thereof provisions different from those of the Companies Law — the provisions of the Companies Law shall apply in respect thereof.

4.      The Company’s Share Capital and the Rights Attached to Shares

4.1      The Company’s authorized capital is NIS 480,000,000 divided into 6,000,000 ordinary shares of NIS 80.00 nominal value each. (amended May 2003, May 2006, December 2009, December 2012, January 2015 and July 2018).

4.2      The ordinary shares shall vest the holders thereof with -

4.2.1     an equal right to participate in and vote at the Company’s general meetings, whether ~~ordinary~~an Annual Meeting or ~~special~~a Special Meeting, and each of the shares in the Company shall entitle its holder, present at the general meeting and participating in the vote, himself, by proxy or through a voting instrument, to one vote; (amended October 2019)

4.2.2     an equal right to participate in a distribution of dividends, whether in cash or by way of bonus shares, in a distribution of assets or in any other distribution, pro rata to the nominal value of the shares held by them;

4.2.3     an equal right to participate in a distribution of the Company’s surplus assets on winding up pro rata to the nominal value of the shares held by them.

4.3      The board of directors may issue shares and other securities which are convertible or exercisable into shares up to the limit of the Company’s authorised share capital. With regard to computing the limit of the authorised capital, securities convertible or exercisable into shares shall be deemed to have been converted or exercised on the date of their issue. The board of directors may delegate such authority as permitted by law. (amended May 2006)

5.      Limited Liability

The shareholders’ liability for the Company’s debts shall be limited to the full amount (nominal value plus premium) they are required to pay the Company for the shares and not yet paid by them.

6.      Joint Shareholders and Share Certificates

6.1      Where two or more persons are listed in the shareholders’ register as the joint holders of a share, each of them may give binding receipts for any dividend or other monies in connection with such share.

6.2      A shareholder who is listed in the shareholders’ register may receive from the Company, without payment, within three months of the allotment or registration of the transfer, one share certificate bearing a seal in respect of all the shares registered in his name, which shall specify the number of shares. In the case of a jointly held share, the Company shall issue one share certificate to all the joint shareholders, and the delivery of such a certificate to one of the joint shareholders shall be deemed delivery to all of them.

Each share certificate shall bear the signature of at least one director together with the Company’s stamp or its printed name.

6.3      A share certificate which has been defaced, destroyed or lost may be renewed in reliance upon proof and guarantees as required by the Company from time to time.

7.      The Company’s Reliefs in relation to Shares Not Paid in Full

7.1      If the consideration which the shareholder undertook to pay the Company for his shares or any part thereof is not paid at the time and on the terms prescribed in the shares’ allotment terms and/or in the payment call mentioned in paragraph 7.2 below, the Company may, pursuant to the board of directors’ resolution, forfeit the shares whose consideration has not been paid in full. The shares shall be forfeited, provided that the Company has sent the shareholder written warning of its intention to forfeit his shares, at least seven days from the date of receiving the warning if the payment is not effected during the period specified in the warning letter.

The board of directors may, at any time prior to the date on which a share forfeited is sold, re-allotted or otherwise transferred, cancel the forfeiture on such terms as it deems fit.

The shares forfeited shall be held by the Company as dormant shares or shall be sold to another.

7.2      If pursuant to the issue terms of shares there is no fixed date for payment of any part of the price payable therefor, the board of directors may from time to time make calls for payment on the shareholders in respect of the monies not yet paid for the shares held by them, and every shareholder shall be liable to pay the Company the amount of the call made on him on the date specified as aforesaid, provided that he receives 14 days’ notice of the date and place for payment (hereinafter referred to as “call”). The notice shall state that non-payment on the date specified or prior thereto at the place specified might result in the forfeiture of the shares in relation to which the call was made. A call may be cancelled or postponed to another date, as resolved by the board of directors.

7.3      In the absence of another provision in the shares’ allotment terms, a shareholder shall not be entitled to receive dividend or to exercise any right as a shareholder in respect of shares not yet paid up in full.

7.4      Persons who are joint holders of a share shall be jointly and severally liable for payment of the amounts due to the Company in respect of the share.

7.5      The provisions of this paragraph are not such as to derogate from any other relief available to the Company vis-a-vis a shareholder who has not paid his debt to the Company in respect of his shares.

8.      Transfer of Shares

8.1      The Company’s shares may be transferred.

8.2      A share transfer shall be effected in writing and shall not be registered unless -

8.2.1     a due share transfer instrument is furnished to the Company at its registered office together with the certificates relating to the shares to be transferred, if issued. The transfer instrument shall be signed by the transferor and a witness verifying the transferor’s signature. In the case of a transfer of shares which are not fully paid up on the date of the transfer, the transfer instrument shall also be signed by the transferee and a witness verifying the transferee’s signature; or

8.2.2     the Company is given a court order to amend the registration; or

8.2.3     it is proved to the Company that the legal conditions for transmission of the right to the share have been fulfilled.

8.3      A transfer of shares which are not fully paid up requires the approval of the board of directors, which may refuse to grant its approval in its absolute discretion and without giving grounds therefor.

8.4      The transferee shall be deemed the shareholder in relation to the shares being transferred from the moment his name is listed in the shareholders’ register.

9.      Alteration to Capital

9.1      The general meeting may increase the Company’s authorized share capital by creating new shares of an existing class or of a new class, as determined in the general meeting’s resolution.

9.2      The general meeting may cancel authorized share capital which has not yet been allotted, provided that the Company has not undertaken, including conditionally, to allot the shares.

9.3      The general meeting may, subject to the provisions of any law:

9.3.1     consolidate and re-divide its share capital, or any part thereof, into shares of a nominal value greater than that of the existing shares;

9.3.2     sub-divide its existing shares, or any of them, or its share capital, or any part thereof, into shares of a nominal value smaller than that of the existing shares;

9.3.3     reduce its share capital and any capital redemption reserve fund in such manner and on such terms and conditions and with the receipt of such approval as the Companies Law requires.

10.    Alteration of the Rights Attached to Classes of Shares

10.1    So long as not otherwise provided in the shares’ issue terms and subject to the provisions of any law, the rights attached to a particular class of shares may be altered, after a resolution is passed by the Company and with the approval of a resolution passed at a general meeting of the holders of the shares of such class or the written agreement of all the class holders.

The provisions of the Company’s articles regarding general meetings shall apply, mutatis mutandis, to a general meeting of the holders of a particular class of shares.

10.2    The rights vested in the holders of shares of a particular class that were issued with special rights shall not be deemed to have been altered by the creation or issue of further shares ranking equally with them, unless otherwise provided in such shares’ issue terms.

11.    General Meetings

11.1    The Company’s resolutions on the following matters shall be passed at the general meeting -

11.1.1   alterations to the articles;

11.1.2   the exercise of the board of directors’ powers when the board of directors is unable to function;

11.1.3   the appointment and dismissal of the Company’s auditor;

11.1.4   the appointment and removal of directors, including independent and external directors~~;~~, provided however, that appointment or removal of directors shall only be made by the Annual Meeting; (amended October 2019)

11.1.5   the approval of acts and transactions requiring the general meeting’s approval pursuant to the provisions of the Companies Law and any other law;

11.1.6   increasing and reducing the authorized share capital;

11.1.7   a merger as defined in the Companies Law.

12.    Convening General Meetings (amended October 2019)

12.1    ~~General meetings~~An Annual Meeting shall be convened at ~~least~~ once a year at such place and time as determined by the board of directors but no later than 15 months from the last ~~general~~Annual meeting~~. Such general meetings shall be called “annual meetings”.~~ The Company’s other shareholder meetings shall be ~~called “special meetings”.~~referred to as “Special Meetings”.

12.2    The ~~annual meeting’s~~Annual Meeting’s agenda shall include a discussion of the board of directors’ reports and the financial statements as required ~~at law. The annual meeting~~by the Companies Law. The Annual Meeting shall appoint an auditor, appoint the directors pursuant to these articles and discuss all the other matters which must be discussed at the Company’s ~~annual general meeting~~Annual Meeting, pursuant to these articles or the Companies Law, as well as any other matter determined by the board of directors.

12.3    The board of directors may convene a ~~special meeting~~Special Meeting pursuant to its resolution and it must convene a ~~general meeting~~Special Meeting if it receives a written requisition from any one of the following (~~hereinafter referred to as “requisition”):~~ a “Requisition”):

12.3.1   two directors or one quarter of the directors holding office; and/or

12.3.2   one or more shareholders holding at least 5% of the issued capital and at least 1% of the voting rights in the Company; and/or

12.3.3   one or more shareholders holding at least 5% of the voting rights in the Company.

12.4    A ~~requisition~~Requisition must detail the objects for which the ~~meeting~~Special Meeting must be convened and shall be signed by the persons requisitioning it and sent to the Company’s registered office. The ~~requisition~~Requisition may be made up of a number of documents in an identical form of wording, each of which shall be signed by one or more of the persons requisitioning the ~~meeting.~~Special Meeting.

12.5    Where the board of directors is required to convene a Special Meeting, it shall do so within 21 days of the Requisition being submitted to it, for a date that shall be specified in the invitation pursuant to paragraph 12.6 below and subject to the law.

~~12.5    Where the board of directors is required to convene a special meeting, it shall do so within 21 days of the requisition being submitted to it, for a date that shall be specified in the invitation pursuant to paragraph 12.6 below and subject to the law.~~

12.6    Notice to the Company’s members regarding the convening of ~~a general meeting~~an Annual Meeting or a Special Meeting shall be sent to all the shareholders listed in the Company’s shareholders’ register at least 21 days prior to the general meeting and shall be published in other ways insofar as required by the ~~law~~Companies Law. The notice shall include the agenda, proposed resolutions and arrangements with regard to a written vote.

The accidental omission to give notice of a general meeting to any member, or the non-receipt of notice sent to such member, shall not invalidate the proceedings at such general meeting.

13.    The Discussion at the General Meetings

13.1    No discussions may be commenced at the general meeting unless a quorum is present at the time of the discussion’s commencement. A quorum is the presence of at least two shareholders holding at least 33⅓% of the voting rights (including presence through a proxy or a voting instrument), within half an hour of the time fixed for the meeting’s commencement. (amended August 2004)

13.2    If no quorum is present at a general meeting within half an hour of the time fixed for the commencement thereof, the meeting shall be adjourned for one week, to the same day, time and place, or to a later time if stated in the invitation to the meeting or in the notice of the meeting (hereinafter referred to as “the adjourned meeting”.)

13.3    The quorum for the commencement of the adjourned meeting shall be any number of participants.

13.4    The board of directors’ chairman shall serve as the general meeting’s chairman. If the board of directors’ chairman is not present at the meeting within 15 minutes of the time fixed therefor or if he refuses to chair the meeting, the chairman shall be elected by the general meeting.

13.5    A general meeting at which a quorum is present may resolve to adjourn the meeting to another place and time determined by it, and in such case notices and invitations in respect of the adjourned meeting shall be given as provided in paragraph 12.6 above. The agenda of an adjourned Meeting shall include only the matters that were on the agenda of the meeting when it first convened.

14.    Voting at the General Meeting (amended October 2019)

14.1    A shareholder of the Company may vote at the general meetings himself or through a proxy or a voting instrument.

The shareholders entitled to participate in and vote at the general meeting are the shareholders on the date specified by the board of directors in the resolution to convene the general meeting, and subject to the law.

14.2    In every vote each shareholder shall have a number of votes according with the number of shares held by him.

14.3    A resolution at the general meeting shall be passed by an ordinary majority unless another majority is specified in the Companies Law or these articles.

14.4    The declaration of the general meeting’s chairman that a resolution has been passed unanimously or by a particular majority, or that it has been defeated or not passed by a particular majority, shall constitute prima facie proof of that stated therein.

14.5~~-~~  If the votes at a general meeting are tied, the chairman of the general meeting shall not have an additional or deciding vote, and the resolution that was put to the vote shall be defeated.

~~14.5    If the votes at a meeting are tied, the chairman of the meeting shall not have an additional or deciding vote, and the resolution that was put to the vote shall be defeated.~~

14.6    The Company’s shareholders may, in respect of any matter on the general meeting’s agenda, vote at a general meeting (including a class meeting) through a voting instrument, provided that the board of directors does not, subject to any law, rule out the possibility of voting through a proxy instrument on such matter in its resolution to convene the general meeting.

If the board of directors prohibits voting through a voting instrument, the fact that the possibility of voting through a voting instrument has been ruled out shall be stated in the notice of the general meeting pursuant to paragraph 12.6 above.

14.7    A shareholder may state the way in which he is voting in the voting instrument and send it to the Company’s registered office at least 48 hours prior to the general meeting’s commencement. A voting instrument in which a shareholder states the way in which he is voting, which reaches the Company’s registered office at least 48 hours prior to the general meeting (including the adjourned meeting), shall be deemed presence at the general meeting for the purpose of constituting the quorum as provided in paragraph 13.1 above. (amended May 2003)

14.8    A proxy shall be appointed in a written instrument signed by the appointor. A corporation shall vote through its representatives who shall be appointed by a document duly signed by the corporation.

14.9    Voting in accordance with the terms and conditions of a proxy instrument shall be legal even if prior thereto the appointor dies or becomes legally incapacitated, is wound up, becomes bankrupt, cancels the proxy instrument or transfers the share in relation to which it was given, unless written notice is received at the office prior to the general meeting that the shareholder has died, become legally incapacitated, been wound up, become bankrupt, cancelled the appointment instrument or transferred the share as aforesaid.

14.10  The proxy instrument and the power of attorney or a copy certified by an attorney shall be deposited at the Company’s registered office at least 48 hours prior to the time fixed for the general meeting or the adjourned meeting at which the person mentioned in the document intends voting pursuant thereto.

14.11  A shareholder of the Company shall be entitled to vote at general meetings of the Company through a number of proxies appointed by him, provided that each proxy is appointed in respect of different parts of the shares held by the shareholder. There shall not be any impediment to any proxy as aforesaid voting differently at general meetings of the Company.

14.12  If a shareholder is legally incapacitated, he may vote by his board of trustees, receiver, natural guardian or other legal guardian, and they may vote themselves or by proxy or through a voting instrument.

14.13  Where two or more persons are the joint holders of a share, in a vote on any matter the vote of the person whose name appears first in the shareholders’ register as the holder of such share shall be accepted, himself or by proxy, and he is entitled to give the Company voting instruments.

15.    The Board of Directors

The board of directors shall delineate the Company’s policy and supervise the performance of the Managing Director’s duties and actions. Any power of the Company which has not been vested in another organ pursuant to the Companies Law or the articles may be exercised by the board of directors.

16.    Appointment and Dismissal of Directors (amended May 2003, May 2006 and October 2019)

~~16.    Appointment and Dismissal of Directors~~

16.1    The number of directors in the Company (including, if required by law external directors) shall be determined from time to time by the ~~annual general meeting~~Annual Meeting, provided that it shall not be less than four nor more than ~~eleven.~~seven.

16.2    ~~The~~ Subject to the provisions of section 16.3 below, the Company’s directors shall be elected only at the ~~annual meeting and/or at a special meeting~~Annual Meeting, and shall hold office until the end of the next ~~annual meeting~~Annual Meeting or until they cease to hold office pursuant to the provisions of the articles. If at ~~a general meeting~~an Annual Meeting of the Company new directors in the minimum amount specified pursuant to the articles are not elected, the directors who held office until such time shall continue to hold office, until they are replaced by the Company’s ~~general meeting.~~Annual Meeting.

16.3    The board of directors shall be divided into three classes, such that each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors.

At the first election of directors implementing the classified board structure, the term of the directors included in the class A shall be one year, the term of the directors included in class B shall be two years, and the term of the directors included in class C shall be three years.

At each Annual Meeting the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third Annual Meeting following such election or re-election, so that each year the term of office of only one class of directors will expire. Each director will hold office until the Annual Meeting for the year in which his or her term expires, unless they are removed pursuant to section 16.7 below.

In addition to the provisions of paragraph 16.2 above, the board of directors may by unanimous vote appoint a director instead of a director whose office has been vacated and/or ~~as an~~one additional director, subject to the maximum number of directors on the board of directors as provided in paragraph 16.1 above. The appointment of a director by the board of directors shall be valid until the next ~~annual meeting~~Annual Meeting or until he ceases to hold office pursuant to the provisions of the articles.

16.4    A director whose term of office has come to an end may be re-elected~~.~~ only by the Annual Meeting.

16.5    The office of a director shall commence on the date of his appointment by the ~~annual meeting and/or the special meeting~~Annual Meeting and/or the board of directors or on a later date if specified in the appointment resolution of the ~~annual meeting and/or special meeting~~Annual Meeting and/or board of directors.

16.6    The board of directors shall elect a board of directors’ chairman from amongst its members. If a chairman is not elected or if the chairman is not present at the end of 15 minutes from the time fixed for the ~~meeting~~Annual Meeting, the directors present shall elect one of their number to chair such meeting, and the person chosen shall conduct the meeting and sign the discussion minutes.

The board of directors’ chairman shall not be the Company’s ~~MD~~CEO save on fulfillment of the conditions mentioned in section 121(c) of the Companies Law.

16.7    ~~The general meeting~~The Annual Meeting, by a vote of 60% of the shares voted (excluding abstentions) may remove any director from his office before the end of his term of office, whether the director was appointed by it by virtue of paragraph 16.2 above or by the board of directors by virtue of paragraph 16.3 above, provided that the director is given a reasonable opportunity to state his case before the ~~general meeting.~~Annual Meeting.

16.8    Where the office of a director is vacated, the remaining directors may continue to act so long as their number has not fallen below the minimum specified in the articles. Where the number of directors has fallen below the aforementioned minimum, the remaining directors may only act in order to fill the place of the director which has been vacated as mentioned in paragraph 16.3 above or in order to convene ~~a general meeting~~an Annual Meeting of the Company, and until the ~~general meeting~~Annual Meeting is convened as aforesaid they may act to manage the Company’s business only in respect of matters that cannot bear delay. The initial term of the director elected by the shareholders as a replacement for a vacated director shall correspond to the balance of the term of such vacated director.

16.9    Every board of directors’ member may appoint an alternate for himself, provided that such an appointment shall not be for a period exceeding one month, and that someone who was appointed as an alternate for another director and/or who is already serving as a director of the Company may not be appointed as an alternate, except as provided in section 237(d) of the Companies Law.

The appointment or termination of the office of an alternate shall be effected in a written document signed by the director who appointed him; however, in any event, the office of an alternate shall terminate if one of the events specified in paragraph 16.10 below befalls the alternate or if the office of the board of directors’ member for whom he is acting as alternate is vacated for whatsoever reason.

An alternate shall be treated as a director and all the provisions of the law and these articles shall apply to him, save for the provisions regarding the appointment and/or dismissal of a director specified herein. ~~(amended May 2003 and May 2006)~~

16.10  The office of a director shall be vacated in any one of the following cases:

16.10.1 he resigns from his office by a letter signed him and submitted to the Company which specifies the reasons for his resignation;

16.10.2 he is removed from his office by the ~~general meeting;~~Annual Meeting in accordance with the provisions of these articles;

16.10.3 he is convicted of an offence as provided in section 232 of the Companies Law;

16.10.4 pursuant to a court decision, as provided in section 233 of the Companies Law;

16.10.5 he is declared legally incapacitated;

16.10.6 he is declared bankrupt, and in the case of a corporation — it is resolved to wind it up voluntarily or a winding up order is given in respect thereof.

16.11  The terms of ~~office~~compensation of the board of directors’ members shall be approved by the ~~audit~~compensation committee, the board of directors and the general meeting, in this chronological order.

16.12  It is clarified that this Section 16, including any of its subsections, may be amended only by vote of 60% of the shares voted (excluding abstentions) at an Annual Meeting.   shares voted (excluding abstentions) at an Annual Meeting.

17.    Board of Directors’ Meetings (amended December 2011; October 2019)

17.1    The board of directors shall convene in accordance with the Company’s requirements and at least once every three months.

17.2    The board of directors’ chairman may convene the board of directors at any time. In addition, the board of directors shall hold a meeting, on a matter that shall be detailed, in the following cases:

17.2.1   on the demand of two directors; however, if at such time the board of directors consists of five directors or less — on the demand of one director;

17.2.2   on the demand of one director if he states in his demand to convene the board of directors that he has learned of a matter involving the Company in which a prima facie contravention of the Law or an infringement of proper business procedure has been discovered;

17.2.3   a notice or report of the ~~managing director~~CEO obliges action by the board of directors;

17.2.4   the auditor has notified the board of directors’ chairman of materials deficiencies in the audit of the Company’s accounts.

17.3    Notice of a board of directors’ meeting shall be sent to all its members at least three days prior to the date of the meeting. The notice shall be sent to the address of the director which was furnished to the Company in advance, and shall state the date, time and place of the meeting, and reasonable details of all the matters on the agenda.

Notwithstanding the aforegoing, in urgent circumstances, the board of directors may convene a meeting without notice, with a majority of the directors’ agreement. (amended December 2011)

17.4    The quorum for the commencement of a board of directors’ meeting shall be a majority of the members of the board of directors. If no quorum is present at the board of directors’ meeting within half an hour of the time fixed for the meeting’s commencement, the meeting shall be adjourned to another date decided upon by the board of directors’ chairman, or in his absence by the directors present at the meeting, provided that three days’ notice shall be given to all the directors of the date of the adjourned meeting. The quorum for the commencement of an adjourned meeting shall be any number of participants. Notwithstanding the aforegoing, the quorum for discussions and resolutions at the board of directors on the auditor’s dismissal or suspension shall be a majority of the board of directors’ members.

17.5    The board of directors may hold meetings using any communications means, provided that all the directors participating may hear each other simultaneously.

17.6    The board of directors may also pass resolutions without actually convening, provided that all the directors entitled to participate in the discussion and vote on a matter that is brought for resolution agree not to convene for discussion of the matter. In such a case, minutes of the resolutions (including the decision not to convene) shall be signed by the chairman of the board of directors, or alternatively, signatures of the directors shall be attached to the minutes. Instead of a director’s signature, the chairman of the board or the corporate secretary may attach a signed memo regarding the oral vote of a director. Resolutions passed without convening, as aforementioned, shall be passed by an ordinary majority and shall have the same effect as resolutions passed at a duly convened meeting. (amended May 2006)

18.    Voting at the Board of Directors

18.1    In a vote at the board of directors, each director shall have one vote.

18.2    The board of directors’ resolutions shall be passed on a majority. The board of directors’ chairman shall not have an additional or deciding vote and where the votes are tied, the resolution that was put to the vote shall be defeated.

19.    Board of Directors’ Committees

19.1    The board of directors may establish committees and appoint members from the board of directors thereto (hereinafter referred to as “board of directors’ committee”), and it may from time to time revoke such delegation or alter the composition of such committee. If board of directors’ committees are established, the board of directors shall determine in their terms of authority whether certain powers of the board of directors will be delegated to the board of directors’ committee such that a resolution of the board of directors’ committee shall be deemed a resolution of the board of directors or whether a resolution of the board of directors’ committee shall merely amount to a recommendation which is subject to the board of directors’ approval, provided that powers to resolve on the matters specified in section 112 of the Companies Law shall not be delegated to a committee. If a committee merely has a recommendation role, the board of directors may also appoint to the committee members who are not directors. (amended May 2006)

19.2    The meetings and discussions of any board of directors’ committee composed of two or more members shall be governed by the provisions of these articles regarding board of directors’ meetings and the voting thereat, mutatis mutandis, so far as not superseded by the Companies Law, and subject to the board of directors’ resolutions regarding arrangements for the committee’s meetings (if any). (amended December 2011)

20.    Audit Committee

20.1    The Company’s board of directors shall appoint an audit committee from amongst its members. The number of members on the audit committee shall not be less than three and all the external directors shall be members thereof. The board of directors’ chairman and any director employed by the Company or providing services to it on a permanent basis and/or a control owner or his relative shall not be appointed as members of the committee.

20.2    The duties of the audit committee shall be -

20.2.1   to detect deficiencies in the Company’s business management, inter alia through consultation with the Company’s internal auditor or with the auditor, and to propose to the board of directors ways of rectifying them;

20.2.2   to resolve whether to approve acts and transactions requiring the audit committee’s approval pursuant to the Companies Law.

21.    ~~Managing Director~~Chief Executive Officer (amended October 2019)

The Company’s board of directors shall appoint a ~~managing director~~Chief Executive Officer (“CEO”) and may appoint more than one ~~managing director.~~CEO. The ~~managing director~~CEO shall be responsible for the routine management of the Company’s affairs within the framework of the policy determined by the board of directors and subject to its guidelines.

22.    Exemption, Insurance and Indemnity (amended May 2006 and December 2011)

22.1    The Company may exempt an Office Holder therein in advance for his liability, or any part thereof, for damage in consequence of a breach of the duty of care vis-a-vis it, except with respect to Distribution (as defined in the Companies Law).

22.2    The Company may indemnify an Office Holder retroactively for an obligation or expense as specified in sub-paragraphs 22.2.1 22.2.2 and 22.2.3 below, imposed on him in consequence of an act or omission done in his capacity as an officer in the Company.

22.2.1    a monetary obligation imposed on him in favor of another person pursuant to a judgment, including a judgment given in settlement or an arbitrator’s award that has been approved by a court;

22.2.2   reasonable litigation expenses, including advocates’ professional fees, incurred by the Office Holder pursuant to an investigation or a proceeding commenced against him by a competent authority and that was terminated without an indictment and without having a monetary charge imposed on him in exchange for a criminal procedure (as such terms are defined in the Companies Law), or that was terminated without an indictment but with a monetary charge imposed on him in exchange for a criminal procedure in a crime that does not require proof of criminal intent or in connection with a financial sanction;

22.2.3   reasonable litigation expenses, including advocates’ professional fees, incurred by the Office Holder or which he is ordered to pay by a court, in proceedings filed against him by the company or on its behalf or by another person, or in a criminal indictment in which he is acquitted, or in a criminal indictment in which he is convicted of an offence that does not require proof of criminal intent;

22.2.4   expenses, including reasonable litigation expenses and legal fees, incurred by an Office Holder as a result of a proceeding instituted against such Office Holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I’1 under the Securities Law; and

22.2.5   payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Securities Law.

22.3    The Company may give an advance undertaking vis-a-vis an Office Holder to indemnify him in respect of an obligation or expense as specified in paragraph 22.2 above, provided that the undertaking specified in paragraph 22.2.1 is limited to types of events which in the board of directors’ opinion may be anticipated, in light of the Company’s activities, at the time of giving the indemnity undertaking, and to an amount or criteria which the board of directors determines is reasonable in the circumstances of the case, both to be specified in the Company’s undertaking.

22.4    A company may enter into a contract to insure the liability of an Office Holder therein for an obligation imposed on him in consequence of an act or omission done in his capacity as an Office Holder therein, in any of the following cases:

22.4.1   a breach of the duty of care vis-a-vis the Company or vis-a-vis another person;

22.4.2   a breach of the duty of fidelity vis-a-vis the Company, provided that the Office Holder acted in good faith and had reasonable basis to assume that the act would not harm the Company;

22.4.3   a monetary obligation imposed on him in favor of another person.

22.4.4   (i) expenses, including reasonable litigation expenses and legal fees, incurred by the Office Holder as a result of a proceeding instituted against such Office Holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I’1 under the Securities Law and (ii) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Securities Law.

22.5    Paragraphs 22.1 to 22.4 shall not apply in any of the following cases -

22.5.1   a breach of the duty of fidelity, save regarding insurance and indemnity provided that the Office Holder acted in good faith and had reasonable basis to assume that the act would not harm the Company;

22.5.2   an intentional or rash breach of the duty of care, except where the breach was negligent only;

22.5.3   an act done with the intention of unlawfully producing a personal profit;

22.5.4   a fine imposed on an Office Holder.

22.6    Resolutions regarding the grant of exemption, insurance, indemnity or the grant of an undertaking to indemnify an Office Holder shall be passed subject to the law.

22.7    “Office Holder” in this section shall include directors and officers as defined in the Companies Law 1999.

23.    Internal Auditor

23.1    The Company’s board of directors shall appoint an internal auditor in accordance with the audit committee’s proposal. Interested parties in the Company, officers in the Company, relatives of any of the aforegoing and the auditor or someone on his behalf may not hold office as the Company’s internal auditor.

23.2    The board of directors shall determine what officer shall be the organ to whom the internal auditor is subordinate, and in the absence of such a determination it shall be the board of directors’ chairman.

23.3    The internal audit plan prepared by the auditor shall be submitted for the audit committee’s approval; however, the board of directors may determine that the plan shall be submitted for the board of directors’ approval.

24.    Auditor (amended October 2019)

24.1    The ~~annual meeting~~Annual Meeting shall appoint an auditor for the Company. The auditor shall hold office until the end of the following ~~annual meeting~~Annual Meeting, or for a longer term as determined by the ~~annual meeting~~Annual Meeting, provided that his term of office shall not extend beyond the end of the third ~~annual meeting~~Annual Meeting following the one at which he was appointed.

24.2    The auditor’s remuneration for the audit shall be determined by the board of directors. The board of directors shall report to the ~~annual meeting~~Annual Meeting on the auditor’s remuneration.

25.    Signatory Rights

25.1    The rights to sign on the Company’s behalf shall be determined from time to time by the Company’s board of directors.

25.2    The signatory on the Company’s behalf shall sign together with the Company’s stamp or its printed name.

26.    Dividend and Bonus Shares

26.1    The Company’s board of directors shall be the organ authorized to decide upon the distribution of a dividend and/or the distribution of bonus shares.

26.2    The shareholders who are entitled to dividend are the shareholders on the date of the resolution on the dividend or on a later date if another date is specified in the resolution on the dividend’s distribution.

26.3    If the board of directors does not otherwise determine, any dividend may be paid by way of a cheque or payment order that shall be sent by mail in accordance with the registered address of the shareholder or person entitled thereto, or in the case of registered joint shareholders to the shareholder whose name appears first in the shareholders’ register in relation to the joint shareholding. Every such cheque shall be drawn up to the order of the person to whom it is being sent. The receipt of a person who on the date of the dividend’s declaration is listed in the shareholders’ register as the holder of any share or, in the case of joint shareholders, of one of the joint shareholders shall serve as confirmation of all the payments made in connection with such share.

26.4    For the purpose of implementing any resolution pursuant to the provisions of this paragraph, the board of directors may settle, as it deems fit, any difficulty arising in relation to the distribution of the dividend and/or bonus shares, including determine the value for the purpose of the said distribution of certain assets and resolve that payments in cash shall be made to members in reliance upon the value thus determined, determine regulations in relation to fractions of shares or in relation to non-payment of amounts less than NIS 200.

27.    Redeemable Securities

The Company may, subject to any law, issue redeemable securities on such terms as determined by the board of directors, provided that the general meeting approves the board of directors’ recommendation and the terms determined.

28.    Contributions

The Company may contribute a reasonable sum of money for an worthy object, even if the contribution is not within the scope of business considerations conducive to the Company’s profits.

29.    Accounts

29.1    The Company shall keep accounts and draw up financial statements pursuant to the Securities Law and any other law.

29.2    The books of account shall be kept at the office or at such other place as the directors deem fit, and shall always be open for the directors’ inspection.

30.    Notices

30.1    Subject to any law, notice or any other document which the Company sends and which it may or is required to give pursuant to the provisions of these articles and/or the Companies Law shall be sent by the Company to any person personally, by mail in a letter addressed in accordance with the registered address of such shareholder in the shareholders’ register or in accordance with any address which the shareholder specifies in a letter to the Company as the address for the sending of notices or other documents, or by facsimile in accordance with the number specified by the shareholder as the number for sending notices by facsimile. Should the Company publish notice in at least two Israeli daily newspapers, notice shall be deemed to have been given to any member whose address as registered in the Company’s Register is in Israel.

30.2    Any notices which must be given to the shareholders shall be given, in relation to shares which are jointly held, to the person whose name appears first in the shareholders’ register as the holder of such share, and any notice given in this manner shall be adequate notice to the holders of such share.

30.3    Any notice or other document that is sent shall be deemed to have reached its destination within three business days — if sent by registered mail and/or ordinary mail in Israel, and if delivered by hand or sent by facsimile, it shall be deemed to have reached its destination on the first business day following its receipt. When coming to prove the delivery, it shall be adequate to prove that the letter that was sent by mail containing the notice or document was correctly addressed and delivered to the post office as a stamped letter or as a stamped registered letter, and in respect of a facsimile it is sufficient to furnish the transmission confirmation from the sending instrument.

30.4    Any entry effected in the ordinary way in the Company’s register shall be deemed prima facie proof regarding the dispatch, as entered in such register.

30.5    Where it is necessary to give prior notice of a particular number of days or notice that is valid for any period, the date of delivery shall be taken into account in reckoning the number of days or the period.

Exhibit B

(translated from Hebrew)

MEMORANDUM OF ASSOCIATION

1.     The company’s name — B~~.~~O~~.~~S~~. Better Online Solutions~~ Ltd.

2.     The objects for which the company is formed:

(a)     The development of sophisticated interfaces for IBM mainframe computers.

(b)    The export of hi-tech products to Europe and the USA.

(c)     The sale of the said products on the domestic market.

(d)    Research, development and manufacture of products in the sphere of communication networks.

(e)     To prepare, write, publish, update, collect together, import, export, market and sell books, brochures, collections, procedures and any ancillary material whatsoever on the matters set out above and on any other matter as the company deems fit.

(f)     To provide training and teaching in the scope of any courses whatsoever in the branches set out above and on other matters directly or indirectly connected with the said branches and on any other matters as the company deems fit.

(g)    To design, develop, manage, purchase, take on short or long lease, sell and grant on short lease and otherwise market any data, computer, control and communication services whatsoever.

(h)    To purchase or otherwise acquire and obtain rights in and rights to use or exploit all manner of patents, patent rights, invention rights, copyrights, licenses, protections and concessions (hereinafter together referred to as “patent rights”) which might, in the company’s opinion, be of benefit to it and to protect, extend and renew them and to exercise patent rights, work pursuant thereto, exploit them and produce any benefit therefrom, to make agreements or transactions in respect of the use or exploitation of patent rights or the production of benefit therefrom and to grant licenses and rights in connection therewith.

(i)     To carry on business as general merchants, importers, exporters and agents of all manner of machinery, appliances, equipment and materials connected with the branches of work set out above.

(j)     To enter into partnership with partnerships, companies, cooperative societies and other bodies corporate, public or private holders of capital or with any other entity for the purpose of establishing enterprises and for the purpose of engaging in agencies, consultancy, and manufacturing in the branches set out above.

(k)    To carry on all branches of investment and financing business, to invest funds in industry, commerce, banks and financial institutions, in housing and construction enterprises, agriculture, development enterprises, transportation, shipping, aviation and in any other investments whatsoever, whether by way of purchase or against collateral of shares, share stock, debentures, debenture stock, promissory notes, value notes, covenants or securities of any type or without any collateral, as the company’s management deems fit and beneficial.

(l)     To encourage, seek, direct, supervise, initiate, broke, finance and manage the transfer of capital and capital investments in Israel and from overseas to Israel and generally to engage in the business of investors, investments and finance and produce benefit therefrom as the company’s management deems fit.

(m)   To promote, construct, erect, develop, plan, implement, manage, operate, finance, encourage and improve in Israel or overseas all manner of economic, industrial, agricultural and commercial enterprises, businesses and undertakings and to engage in any business as brokers, promoters and founders of corporations, companies, enterprises, holders of capital, concessionaires, contractors, property owners, merchants, agents and attorneys in order to do or perform any act or transaction which might directly or indirectly assist the achievement of any object as the company deems fit.

B-1

(n)    To lend any funds and give advances or credit, to accept funds and securities and any valuables whatsoever, to guarantee the debts and contracts of such persons, companies and corporations and on such terms as the company deems fit and in particular the persons and companies with whom the company maintains business relations and to accept from those to whom the company lends funds or grants credit or guarantees all manner of guarantees and securities as aforesaid and to redeem them on such terms as the company deems fit.

(o)    To purchase, take on long lease or by barter, to take on short lease or otherwise acquire and hold for the company any property or beneficial interest, all manner of land, buildings, rights, privileges, concessions, licenses, machinery, plant, merchandise and all manner of movable or immovable property which are needed by the company or suitable for the purposes of its business.

(p)    To do any legal act which a corporation may legally do.

3.     The members’ liability is limited.

4.     The Company’s authorized capital is NIS 480,000,000 divided into 6,000,000 ordinary shares of NIS 80.00 nominal value each. (amended May 2003, May 2006, December 2009, December 2012, January 2015 and July 2018).

We the undersigned are desirous of becoming incorporated in accordance with this memorandum of association and each agree to take the number of shares in the company’s capital as appearing against our respective names.

Subscribers’ Names	I.D. number	Address	Description	No. of shares taken	Signature
1. Israel Gad	5009749	Moshav Yaad	Electronic Engineer	55 ordinary class A shares 55 ordinary class B shares	—
2. Yael Gal	5044063	Moshav Yaad	Computer Engineer	45 ordinary class A shares 45 ordinary class B shares	—

(*Note: class A and B shares since abolished and shareholdings have changed)

Dated this 5th day of November 1990

Witness to the ~~a~~foregoing signatures:

(Signed)

Doran Goshen, Adv.

B-2

Exhibit C

Compensation Policy for Directors and Officers of B.O.S. Better Online Solutions Ltd.

(the “Company” or “BOS”)

Table of Contents

Background	C-2
The purpose of the document and its contents	C-2
Compensation Objectives	C-2
Compensation Policy	C-3
Remuneration structure and components	C-3
Base salary for Officers	C-3
Benefits and perquisites – for Officers	C-4
Bonus – for Officers	C-5
Equity based compensation for Officers	C-5
Retirement and termination of service arrangements	C-6
Non-Employee Directors’ Compensation	C-7
Insurance, Exculpation and Indemnification	C-7
Management and Control	C-7
The ratio of Officers’ compensation to that of other Company employees	C-8

1.     Background

Amendment No. 20 to the Israeli Companies Law, 5759-1999 (the “Companies Law”) was enacted on 12 December 1, 2012. This amendment mandates the adoption of a compensation policy for Executive Officers and Directors in publicly-traded companies, and defines a special procedure for authorizing employment terms for executives.

On November 28, 2012, the Company’s Board of Directors appointed a Compensation Committee.

Under the Companies Law, the compensation committee is responsible for: (i) making recommendations to the Board of Directors with respect to the Compensation Policy applicable to the Company’s office holders and any extensions thereto; (ii) providing the Board of Directors with recommendations with respect to any amendments or updates to the Compensation Policy and periodically reviewing the implementation thereof; (iii) reviewing and approving arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for the position of chief executive officer from shareholder approval.

The Compensation Policy is a multi-year policy which shall be in effect for a period of three years from the date of its approval by Company’s shareholders. The Compensation Committee and the Board of Directors shall review the Compensation Policy from time to time, as required by the Companies Law. The Compensation Policy shall be reapproved as required by the Companies Law, every three years.

2.     The purpose of the document and its contents

The purpose of the document is to define the Compensation Policy for the Office Holders in BOS, and present the guiding principles for the compensation.

For purposes of this Policy, “Officers” shall mean “Office Holders” as such term is defined in the Companies Law, excluding, unless otherwise expressly indicated herein, BOS’ directors who are not employees or service providers of the Company, but including the ~~Active~~ Chairman.

This Compensation Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Compensation Policy is approved by the shareholders of BOS.

3.     Compensation Objectives

•        Attract, motivate, retain and reward highly experienced personnel in competitive labor markets.

•        Improve business results and strategy implementation, and support work-plan’s goals, through a long term perspective.

•        Drive Officers to create long term economic value for the Company.

•        Create appropriate incentives taking into account, inter alia, the Company’s interest in preventing excessive risk taking.

•        Create a clear correlation between an individual’s compensation and both the Company and the individual’s performance.

•        Align Officers’ interests with those of the Company and its shareholders and incentivize achievement of long term goals.

•        Create fair and reasonable incentives, considering the Company’s size, characteristics and type of activity.

•        Support market-driven pay decisions and ensure pay levels are set according to comparable market rates.

•        Create a desired and suitable balance between fixed and variable pay components.

4.     Compensation Policy

4.1.     Remuneration structure and components

Compensation components under this Compensation Policy may include the following:

•        Base Salary — a fixed monetary compensation paid monthly.

•        Benefits and perquisites — programs designed to supplement cash compensation, based on local market practice for comparable positions and as may be required under any applicable law.

•        Bonus — variable cash incentive paid annually, designed to reward officers based on both the Company’s results and achievement of individual predetermined goals.

•        Equity based compensation — variable equity based compensation designed to retain officers, align officers’ and shareholders’ interests and incentivize achievement of long term goals.

•        Retirement and termination of service arrangements — a fixed adaptation grant, in addition to the payment related to the advance Notice Period.

BOS’ Officers’ remuneration package is tailored to best suit with the Company’s characteristics and operations; and is designed to serve the Company’s long term goals and balance correctly between encouraging performance and limiting unwarranted risks.

A non-material change in the compensation package of an Officer who is subordinate to the Chief Executive Officer and who is not serving as a director of the Company may be approved solely by the Chief Executive Officer, provided that the terms of compensation of such Officer will continue to meet the requirements of this Compensation Policy. For these purposes, a change of up to 10% of the annual fixed compensation of such Officer shall be deemed to be non-material.

4.2.     Base salary for Officers

The base payment compensates the Officer for his/her time and effort in performing his/her tasks and reflects the Officer’s role, skills, qualifications, experience and market value (the “Base Salary”).

The Base Salary for newly hired Officers will be set based on the following considerations:

•        Role and the business responsibilities.

•        Professional experience, education, expertise and qualifications.

•        Previous compensation paid to the Officer, before joining the Company and/or for previous roles within the Company.

•        Internal comparison: (a) base salary of comparable BOS’ Officers; (b) the ratio between the overall compensation of the Officer and the average and median salary of other employees of the Company; and (c) the effect of the salary differences on the work level’s atmosphere and relationships.

         External comparison — the cap of Base Salary of each Officer shall not exceed the average Base Salary granted to holders of similar positions in the Company’s peer group. This creates a desired balance between the Company’s expenses and maintaining competitiveness in the relevant labor markets. The Company’s peer group includes at least 10 Companies employing with similar criteria such as: number of employees (up to twice the amount employed by BOS at a specific time), revenues (up to 3 times of revenues amount of BOS at that time), and market value (up to 4 times of BOS’ market capitalization). It is recommended to include companies with the same field of business as much as possible.

When deciding on increasing an Officer’s Base Salary, the following considerations shall be applied:

•        Changes to the Officer’s scope of responsibilities and business challenges.

•        Officer’s professional experience, education, expertise, qualifications and achievements in the Company.

•        The need to retain the Officer, including related aspects such as competing job offers or the availability of alternative talent in the relevant labor market.

•        Inflation rate since the last Base Salary update.

•        The Company’s financial state.

•        Internal comparison — (a) base salary of comparable BOS’ Officers; (b) the ratio between the overall compensation of the Officer and the average and median salary of other employees of the Company; and (c) the effect of the salary differences on the work level’s atmosphere and relationships.

         External comparison — the Base Salary of each Officer shall be targeted towards the average Base Salary granted to holders of similar positions in the Company’s peer group, and shall not exceed such average, creating a desired combination between balancing the Company’s expenses and maintaining competitiveness in the relevant labor markets.

4.3.     Benefits and perquisites — for Officers

BOS’ benefit plans are designed to supplement cash compensation, based on local market practice for comparable positions, and are subject to the Israeli labor laws.

The Company shall offer its Officers market-competitive benefit plans which may include the following:

•        Pension and savings — subject to applicable law, Officers may be offered a choice between any combination of executive insurance and pension fund.

•        Disability insurance — the Company may purchase disability insurance for its Officers; premium will not exceed 2.5% of the monthly salary.

•        Providence fund — Officers may be entitled to a providence fund provision at the expense of the Company which shall not exceed 7.5% of the monthly salary.

•        Convalescence pay — Officers are entitled to convalescence pay according to applicable law.

•        Vacation — Officers are entitled to annual vacation days pursuant to their employment agreement, up to 25 days per annum, and no less than the minimal number required under applicable law.

•        Sick days quota — Officers are entitled to up to 18 paid sick days per annum but no less than such minimal number required under applicable law.

•        Vehicle — car leasing may be offered to Officers on top of their salaries. The Company will gross up the taxation cost.

•        Meals cost reimbursements — according to Company’s practice as shall be from time to time. Tax will be paid by the Officer.

•        Medical health insurance — according to Company’s practice.

•        Out of pocket expenses — reimbursements according to Company’s practice.

•        Severance pay — the Company’s liability for severance pay to its Officers shall be calculated pursuant to the Israeli Severance Pay Law, 1963, except that an Officer may be entitled to receive severance pay even in the event of voluntary resignation.

4.4.     Bonus — for Officers

BOS’ incentive scheme will be based on a variable annual incentive, designed to reward Officers based on the achievement of predetermined Company and individual goals (the “Bonus”).

For each calendar year, the Company will define individual and Company measurable goals for each Officer.

The annual Bonus will be capped at 5 monthly base salaries, and may be paid, in whole or in part, in cash, equity or a combination thereof.

The Bonus plan shall take into account the profit level of the Company as a group and may also, but is not required to, take into account the profit level of the respective applicable division.

The bonus parameters will be determined based on pre-defined measurable and quantified considerations.

Measurable criteria for the Bonus may include (but is not limited to) any one or more of the following criteria, in accordance with the following ranges:

Category	Weight	Measurements may include (non-exhaustive list):
Company	70 – 100%

•   Increase in profitability from year to year

•   Annual growth in revenues

•   Meeting the Company’s budget

•   Increase in sales overseas

•   Net profit

•   Prevention of significant accrual of slow inventory

•   Increase in product offerings by new technologies or solutions

Individual	Up to 30%	• Compliance with individual milestones • Promoting strategic targets • Compliance with corporate governance rules • Discretion of the Board of Directors

The Bonus plan will include the following stipulations:

•        Threshold — Bonus is payable only if the audited consolidated financial statements of BOS reflect net profit — U.S. GAAP (after taking into account the Officers’ bonuses), except that in special circumstances the Board of Directors may grant a Bonus if there was no net profit in a given year, provided such bonus is capped at one monthly salary.

•        The Board of Directors may reduce a Bonus by up to 20% of the amount, at its sole discretion.

•        Compensation Recovery — A claw back provision, allowing the recovery of money paid based on incorrect financial statements, which was later restated in the Company’s financial reports (restatement). Claw back limit will be applied only in respect of restatements, up to three years from the applicable Bonus payment, and will not exceed the net amount received by the Officers. Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards. The Officer shall repay to the Company the balance between the original Bonus and the Bonus due to the restated financial statements, pursuant to terms that shall be determined by the Board of Directors.

•        Special bonus for outstanding achievements.

Officers may receive a special bonus based on outstanding personal achievement as shall be determined by the Board of Directors, following recommendation and approval of the Compensation Committee.

Such special bonus shall not exceed the amount of ~~1~~ 2 monthly salar~~y~~ies of the Officer.

4.5.     Equity based compensation for Officers

BOS’ variable equity based compensation is designed to retain Officers, align Officers and shareholders’ interests and incentivize achievement of long term goals.

The Company shall be entitled to grant to Officers stock options, Restricted Stock Units or any other equity based compensation (the “Options”).

The grant of the Options shall be in accordance with the Company’s equity compensation policies and programs in place from time to time.

Cap on the value of the annual Options: the value (according to acceptable valuation practices at the time of grant), at the date of grant, shall not exceed the amount of the last 5 monthly salaries for each Officer per year of vesting.

General guidelines for the grant of Options:

•        The Options shall be granted from time to time and be individually determined and awarded by the Board of Directors according to the performance, skills, qualifications, experience, role and the personal responsibilities of the Officer.

•        Outstanding Options granted to Officers and directors of the Company will not represent more than 15% of BOS’ outstanding (fully diluted) shares.

•        Vesting schedule — The Options will vest and become exercisable annually over a period of three years, in three equal portions, creating desired incentives for the Officers in a long term perspective.

•        Exercise price will be set according to the weighted average closing price of the Ordinary Shares in the applicable stock market during the 20 trading days preceding the date of grant.

•        The Options shall have a 5 years expiration period.

Any others terms of the grant will be determined by the Compensation Committee and the Board of Directors, in accordance with applicable law.

The Board of Directors shall have discretion to determine a cap to the exercise value of the Options.

4.6.     Retirement and termination of service arrangements

Advance notice

The Officer shall be entitled to an advance notice prior to termination in a period of up to three (3) months (the “Notice Period”).

During the Notice Period, the Officer is required to keep performing his duties pursuant to his agreement with the Company, unless the Board of Directors has released the Officer from such obligation.

Adaptation grant

In case of termination by the Company (except for cases of termination for Cause), an Officer will be eligible for an adaptation grant (of several monthly salaries), in addition to the payment related to the advance Notice Period, as depicted in the following table:

	Up to 5 years with the Company	Over 5 years with the Company
President / CEO	0	3
CFO	0	2

The adaptation grant is subject to the approval of the Compensation Committee following the CEO recommendation (or recommendation of the Chairman when dealing with the President/CEO).

4.7.     Non-Employee Directors’ Compensation

The directors of BOS, who are not employees or service providers of the Company, shall be entitled to remuneration (in the form of both an annual payment and per meeting participation payment) up to the increased limits, and to refund of expenses, as provided under the Regulations of External Directors defined below. “Regulations of External Directors” shall mean the Companies Regulations (Rules on Remuneration and Expenses of External Directors), 2000, and the Companies Regulations (Relief for Public Companies Traded on a Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

The compensation for the directors (excluding external directors and members of the compensation committee) may be paid in Ordinary Shares instead of in cash. Payment in the Company’s Ordinary Shares is made according to the following terms:

•        Payment once a year, at the end of each calendar year.

•        The price per share used for the share consideration calculation will be equal to the weighted average closing price of the Ordinary Shares in the applicable stock market during the 20 trading days ending on December 31st of the applicable year.

In addition, the members of BOS’ Board of Directors (including Company’s Chairman) may be granted equity based compensation which shall vest and become exercisable annually over a period of 3 years. The equity awarded shall have a fair market value (determined according to acceptable valuation practices at the time of grant) not to exceed US$ 5,000 per year of vesting, on a linear basis, with respect to each director, and US$ 25,000 per year of vesting, on a linear basis with respect to Company’s Chairman, subject to applicable law and regulations.

The Company may pay additional fees to directors who are also contracted to perform various services to the Company, including but not limited to consulting services, finder fee services, investment-banking services, business development services or other commercial services, as may be determined from time to time by the Compensation Committee, the Board of the Directors, and the shareholders of the Company.

4.8.     Insurance, Exculpation and Indemnification

All directors and Officers at any given time will be covered by the Company’s D&O liability insurance, in such scope and under such terms as shall be determined from time to time by the Board of Directors pursuant to the requirements of the Companies Law.

The Company’s D&O policy will have a liability coverage of $5 million per event and per period, at an annual premium of $~~34~~75,000. Upon the expiration of the policy, it may be renewed or extended, on terms substantially similar to or more favorable than those of the then effective insurance policy, except that the annual premium may be increased by no more than 25% in any year, as compared to the previous year, or cumulatively for the number of years since the last such increase.

In addition, the Company exempts and releases each director and Officer from any and all liability to the Company and indemnifies its directors and Officers, in each case up to the maximum extent permitted by law.

5.     Management and Control

The Board of Directors shall:

(a)     Review the compensation Policy and its implementation and from time to time asses the need for updates.

(b)    Review this Policy whenever business conditions shall warrant such a review.

(c)     Take into account while examining Policy and plans, inter alia, the Company’s profits and revenue, market conditions, business plan, the effect of the Policy on the performance of the Company, work-relations in the Company and any other relevant factors and circumstances.

This Policy will be submitted to shareholders approval at least once in every three years.

6.     The ratio of Officers’ compensation to that of other Company employees

The Company has decided that the ratio of each executive, including the President and CEO, compensation to the average and median salary of the rest of the employees (including contractor employees engaged by the Company) will not be higher than 15.

The Compensation Committee and the Board of Directors consider this ratio, taking into account the senior position of the executive officers and their scope of responsibilities, to be reasonable, fair and appropriate, and will not hinder working relations in the Company.